September 20, 2024

Tyler Loy
Chief Financial Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, CO 80202

       Re: The ONE Group Hospitality, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Amendment No. 1 to Form 8-K filed May 17, 2024
           Form 8-K filed August 6, 2024
           File No. 001-37379
Dear Tyler Loy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

1. Reference is made to your disclosure of Restaurant operating profit and Restaurant operating profit as a percentage of owned restaurant net revenue on pages 23 and 30. When presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Amendment No. 1 to Form 8-K filed May 17, 2024
Exhibit 99.2, page 14

2. Reference is made to your disclosure of Pro Forma Adjusted EBITDA and Pro Forma
       Adjusted Net Income. Please tell us why the disclosure of these non-GAAP measures is not prohibited by Item 10(e)(1)(ii)(D) of Regulation S-K.
 September 20, 2024
Page 2

Form 8-K filed August 6, 2024
Highlights for second quarter 2024 compared to the same quarter in 2023

3. We note you present the non-GAAP measures Restaurant Operating Profit, Restaurant
       Operating Profit Margin, and Adjusted EBITDA within the bullet points.
When
       presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
2024 Targets

4. Reference is made to your disclosure of full year 2024 expected Consolidated Adjusted
       EBITDA and Consolidated Adjusted EBITDA percentages. Please present a reconciliation (by schedule or other clearly understandable method), which shall be
       quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Reconciliation of Non-GAAP measures

5. We note you adjust for pre-opening expenses in your calculation of Adjusted EBITDA.
       Please explain to us why you believe adjusting for pre-opening expenses is appropriate considering your growth strategy includes the opening of new restaurants, and these expenses would appear to be normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the Non-GAAP Financial Measures
       Compliance and Disclosure Interpretations. This comment similarly applies to your non-
       GAAP measures provided in your Forms 10-K and Form 10-Q.
6. We note your adjustment for non-cash pre-opening expenses in your calculation of
       Adjusted net income available to common stockholders. Please tell us how you determined that excluding these non-cash expenses does not substitute an individually tailored recognition and measurement method for those of
GAAP. Refer to
       Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services